Exhibit 12


                   FLEMING COMPANIES, INC.
      COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



                     FISCAL YEAR ENDED THE LAST SATURDAY IN DECEMBER

                            1999       1998       1997       1996        1995
                                   (IN THOUSANDS OF DOLLARS)
Earnings:
 Pre-tax income (loss)   $ (62,581) $(598,202) $  82,685  $  54,573  $  85,892
 Fixed charges, net        193,263    195,956    197,923    202,184    209,830

Total earnings (loss)    $ 130,682  $(402,246) $ 280,608  $ 256,757  $ 295,722

Fixed charges:
 Interest expense        $ 165,180  $ 161,581  $ 162,506  $ 163,466  $ 175,390
 Portion of rental charges
  deemed to be interest     27,626     33,948     35,050     38,356     34,113
 Capitalized interest and
  debt issuance cost
  amortization               1,117        604      1,186        104        708

Total fixed charges      $ 193,133  $ 196,133  $ 198,742  $ 201,926  $ 210,211

Deficiency               $  62,451  $ 598,379

Ratio of earnings (loss)
  to fixed charges            0.67      (2.05)      1.41       1.27       1.41


"Earnings" consist of income from continuing operations before income taxes and fixed charges excluding capitalized interest. Capitalized interest amortized during the respective periods is added back to earnings.

"Fixed charges, net" consist of interest expense, an estimated amount of rental expense which is deemed to be representative of the interest factor and amortization of capitalized interest and debt issuance cost.

The pro forma ratio of earnings to fixed charges is omitted as it is not applicable.

Under the company's long-term debt agreements, "earnings" and "fixed charges" are defined differently and amounts and ratios differ accordingly.